Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 3, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On 17 March 2006, Vodafone Group Plc (“Vodafone” or “Group”) announced an agreement to sell its 97.68% interest in Vodafone Japan to SoftBank Corporation (“Softbank”).

Arun Sarin, Chief Executive of Vodafone, commented:

“I am pleased to announce this transaction which represents a good outcome for Vodafone. It is at an attractive price and will result in a £6 billion distribution of capital to shareholders.

The Board has arrived at the decision to withdraw our capital from the Japanese market based on several key criteria.

It has become increasingly clear that the greatest operational benefits come from strong local and regional scale.  We seek to deploy capital only where we can generate superior returns for our shareholders in markets that offer a strong local position.

In the case of Japan, we have been making progress on the turnaround in recent months. However given the relative competitive position of the business, the reduced prospects for superior long term returns and a good offer from SoftBank, the Board took the decision to sell.

I would like to pay tribute to the management and employees of Vodafone Japan. They have made considerable progress in turning the business around. I am pleased that with the on-going relationship with SoftBank, one of the leading telecommunications and media companies in Japan, we will continue to benefit from insights in the Japanese market”.

Highlights of the deal

•             Whilst the nominal enterprise value derived from the cash proceeds and the face value of the non-cash instruments is ¥2.0 trillion (£9.8 billion), Vodafone estimates that the fair value of the transaction on an Enterprise Value basis is ¥1.8 trillion (£8.9 billion).

•             SoftBank intends to acquire 100% of the common equity of Vodafone Japan through a wholly owned SoftBank subsidiary (“Bidco”).

•             As a result of the transaction, Vodafone will receive three principal components of value:

–            Approximately £6.8 billion of cash payable on closing

–            Preferred shares in Bidco with a face value of ¥300 billion (£1.5 billion) carrying zero dividend. The preferred shares will be redeemable at Bidco’s option. After June 2013, the preferred shares will carry a coupon of 12%

–            A subordinated loan with a face value of ¥100 billion (£0.5 billion) repayable to Vodafone. This loan will be subordinated to Bidco’s acquisition debt, carries a coupon of 5% and is repayable after 30 September 2013

–            Vodafone estimates the combined fair value of the preferred shares and the subordinated loan is approximately £1.1 billion.

•    In addition, Vodafone has been granted warrants with the right to subscribe to equity representing 10% of Bidco exercisable after 31 March 2013, subject to certain minimum cumulative levels of EBITDA being generated between 1 April 2006 and 31 March 2013.

•             Vodafone presently intends to retain the preferred shares and the warrants in the short to medium term.

•             SoftBank will assume approximately £0.8 billion of external debt and other liabilities outstanding from Vodafone Japan.

•             The preferred shares confer the right for Vodafone to appoint one director to the Boards of both Bidco and Vodafone K.K.

•             Vodafone and SoftBank have entered into discussions regarding the formation of a joint working relationship involving participation in the supply and distribution of data and content. The purpose of the relationship is also to provide knowledge and information sharing between the two parties and to ensure that Vodafone continues to have access to the ongoing technological and service developments in the mobile industry in Japan.

•             Vodafone expects the transaction to complete in the first quarter of the financial year ending 31 March 2007.

Use of Proceeds

Vodafone will make a distribution of £6 billion, equivalent to around 10 pence per ordinary share of $0.10 each, to shareholders following closing of the transaction.  Details of the precise method of distribution will be released at the preliminary results announcement in May 2006.  Vodafone intends to complete its existing £6.5 billion share purchase programme for the year ended 31 March 2006 and will update the market further on its distribution policy in May.

Financial Impact

Vodafone expects that the transaction and the return of capital will not impact Vodafone’s credit ratings.

Under IFRS, Vodafone will record an impairment charge of approximately £4.9 billion in its results for the year ended 31 March 2006 in respect of its interest in Vodafone Japan.  On completion of the disposal of Vodafone Japan, a profit or loss on disposal will be recognised as the difference between the final sale proceeds less costs to sell and the carrying value at the date of disposal.  The profit or loss on disposal will include, among other items, the cumulative exchange differences in respect of Vodafone Japan previously recognised in equity from 1 April 2004 through to completion.  Under US GAAP, Vodafone expects the disposal of its interest in Vodafone Japan to result in a significant loss that will be recorded within its results for the year ended 31 March 2006.

Vodafone now expects to record an impairment charge in the second half of the year ended 31 March 2006 at the upper end of the £23 billion to £28 billion range indicated on 27 February 2006. The impairment charge in respect of Vodafone Japan will be classified within discontinued operations in the Group’s income statement.

Restated Outlook for the year ended 31 March 2006 and the year ending 31 March 2007

There are no underlying changes to the Group’s outlook statements.

As a result of the disposal, Vodafone Japan will be classified as a discontinued operation. The net financial result for Vodafone Japan for the current and previous financial years, together with the impairment charge, will be shown as a single line item in the Group’s income statement and will be excluded from the Group’s adjusted performance reporting measures. The Group’s cash flow statement will continue to include cash flows from Vodafone Japan, with separate summarised disclosure of the cash flows from Vodafone Japan for the current and previous financial years.

About Vodafone Japan

Vodafone Japan is defined as Vodafone K.K., the third largest mobile network operator in Japan. As at 30 September 2005, Vodafone Japan had total assets of £6.2 billion under IFRS excluding goodwill and acquired intangible fixed assets.  For the year to 31 March 2005, Vodafone Japan had pre-tax profit of £0.7 billion under IFRS.

About SoftBank

SoftBank is one of the leading Japanese telecommunications and media companies with operations in Broadband, Fixed Line Telecommunications, e-Commerce, Internet, Broadmedia, Technology Services, Media and Marketing and Other businesses. SoftBank is listed on the Tokyo Stock Exchange and had a market capitalisation of approximately US$32.8 billion at 28 February 2006. Masayoshi Son is the founder, President and Chief Executive Officer. For further information, please visit www.softbank.co.jp.

Other

For illustrative purposes an exchange rate of ¥205:£1 has been used.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 3, 2006		By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary